EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2003	2002	2001	2000	1999

Earnings
1. Income from continuing operations	$3,710.1	$3,228.0	$1,524.0	$2,724.5	$2,222.5
2. Applicable income taxes	1,941.3	1,707.5	818.3	1,422.0	1,296.3

3. Income from continuing operations before income taxes (1 + 2)	$5,651.4	$4,935.5	$2,342.3	$4,146.5	$3,518.8

4. Fixed charges:
a. Interest expense excluding interest on deposits	$972.1	$1,194.3	$1,767.6	$2,275.9	$1,759.1
b. Portion of rents representative of interest and amortization of debt expense	74.4	78.2	89.0	86.7	78.9

c. Fixed charges excluding interest on deposits (4a + 4b)	1,046.5	1,272.5	1,856.6	2,362.6	1,838.0
d. Interest on deposits	1,096.6	1,485.3	2,828.1	3,618.8	2,970.0

e. Fixed charges including interest on deposits (4c + 4d)	$2,143.1	$2,757.8	$4,684.7	$5,981.4	$4,808.0

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	6,697.9	6,208.0	4,198.9	6,509.1	5,356.8
7. Earnings including interest on deposits (3 + 4e + 5)	7,794.5	7,693.3	7,027.0	10,127.9	8,326.8
8. Fixed charges excluding interest on deposits (4c)	1,046.5	1,272.5	1,856.6	2,362.6	1,838.0
9. Fixed charges including interest on deposits (4e)	2,143.1	2,757.8	4,684.7	5,981.4	4,808.0

Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	6.40	4.88	2.26	2.76	2.91
11. Including interest on deposits (line 7/line 9)	3.64	2.79	1.50	1.69	1.73